SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

AKERS BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00973E409

(CUSIP Number)

November 17, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 00973E409
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6)

Shared Voting Power
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 0

(8)

Shared Dispositive Power
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.99%
(12)	Type of Reporting Person (See Instructions) OO

 * As more fully described in Item 4, the Pre-Funded Warrants and the Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 00973E409
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)

Sole Voting Power
270,270 shares of Common Stock

270,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

549,221 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(6)

Shared Voting Power
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7)

Sole Dispositive Power
270,270 shares of Common Stock

270,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

549,221 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(8)

Shared Dispositive Power
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
1,040,540 shares of Common Stock

1,040,540 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

2,095,548 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.99%
(12)	Type of Reporting Person (See Instructions) IN; HC

*As more fully described in Item 4, the Pre-Funded Warrants are subject to a 9.99% blocker and the Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 00973E409
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6)

Shared Voting Power
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 0

(8)

Shared Dispositive Power
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
770,270 shares of Common Stock

770,270 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)*

1,546,327 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.99%
(12)	Type of Reporting Person (See Instructions) IN

* As more fully described in Item 4, the Pre-Funded Warrants are subject to a 9.99% blocker and the Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 00973E409
This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on December 18, 2019 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of Akers Biosciences, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.
Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 18,625,801 shares issued and outstanding as of November 17, 2020, which includes 8,859,868 shares of common stock issued and outstanding as of November 16, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed by the Issuer with the SEC on November 16, 2020 plus the 9,765,933 shares of common stock issued at the closing of the Company’s private placement as reported in its Current Report on Form 8-K filed on November 18, 2020, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) and the exercise of the Company’s reported pre-funded warrants (the “Reported Pre-Funded Warrants”), subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants and the Reported Pre-Funded Warrants, the Reporting Persons cannot exercise the Reported Warrants or the Pre-Funded Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (other than certain Warrants which are subject to a 4.99% blocker) (collectively, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Pre-Funded Warrants or any of the Reported Warrants due to the Blockers.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 770,270 shares of Common Stock, Reported Pre-Funded Warrants to purchase 770,270 shares of Common Stock and Reported Warrants to purchase 1,546,327 shares of Common Stock and Iroquois Capital Investment Group LLC (“ICIG”) held 270,270 shares of Common Stock, Reported Pre-Funded Warrants to purchase 270,270 shares of Common Stock and Reported Warrants to purchase 549,221 shares of Common Stock.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Pre-Funded Warrants and Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Pre-Funded Warrants and Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2020

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page